Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated September 5, 2023)

Filed Pursuant to Rule 433(d)

Registration No. 333-257069

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

September 5, 2023

	2034 Bonds	2054 Bonds
Issuer:	MidAmerican Energy Company (the “Issuer”)
Legal Format:	SEC-Registered
Issue:	5.350% First Mortgage Bonds due 2034 (the “2034 Bonds”)	5.850% First Mortgage Bonds due 2054 (the “2054 Bonds”)
Offering Size:	$350,000,000 in aggregate principal amount of the 2034 Bonds	$1,000,000,000 in aggregate principal amount of the 2054 Bonds
Net Proceeds (before expenses) to Issuer:	$347,431,000	$990,840,000
Coupon and Coupon Payment Dates:	5.350% per annum, payable semi-annually on each January 15 and July 15, commencing January 15, 2024	5.850% per annum, payable semi-annually on each March 15 and September 15, commencing March 15, 2024
Trade Date:	September 5, 2023	September 5, 2023
Settlement Date:	September 7, 2023 (T+2)	September 7, 2023 (T+2)
Maturity Date:	January 15, 2034	September 15, 2054
Benchmark Treasury:	UST 3.875% due August 15, 2033	UST 3.625% due May 15, 2053
Benchmark Treasury Yield:	4.268%	4.388%
Spread to Benchmark Treasury:	+110 basis points	+147 basis points
Re-offer Yield:	5.368%	5.858%
Price to Public:	99.866% of the principal amount	99.884% of the principal amount
Expected Ratings[1]:	Aa2 (Stable) by Moody’s Investors Service, Inc. A+ (Negative) by S&P Global Ratings
Optional Redemption:	Prior to October 15, 2033 (the date that is three months prior to their maturity date) (the “2034 Bonds Par Call Date”), the 2034 Bonds will be redeemable, in whole or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the 2034 Bonds being redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034	Prior to March 15, 2054 (the date that is six months prior to their maturity date) (the “2054 Bonds Par Call Date”), the 2054 Bonds will be redeemable, in whole or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the 2054 Bonds being redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

	Bonds being redeemed discounted to the redemption date (assuming the 2034 Bonds matured on the 2034 Bonds Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2034 Bonds Par Call Date, the 2034 Bonds will be redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.	principal and interest on the 2054 Bonds being redeemed discounted to the redemption date (assuming the 2054 Bonds matured on the 2054 Bonds Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2054 Bonds Par Call Date, the 2054 Bonds will be redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.
CUSIP / ISIN:	595620 AX3 / US595620AX34	595620 AY1 / US595620AY17
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

nabSecurities, LLC

RBC Capital Markets, LLC

Co-Managers:	KeyBanc Capital Markets Inc. Loop Capital Markets LLC Mizuho Securities USA LLC Truist Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; MUFG Securities Americas Inc. toll-free at (877) 649-6848; Scotia Capital (USA) Inc. toll-free at (800) 372-3930; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.